Exhibit 99.2

NICE Again Named Leading Contact Center Workforce
Optimization Vendor by DMG Consulting

New report underscores NICE’s leadership in the Contact Center Workforce Optimization market in terms of market share

RA’ANANA, ISRAEL, May 14, 2012 - NICE (NASDAQ: NICE) announced today that it has once again been recognized as the worldwide leader in the contact center Workforce Optimization (WFO) market by DMG Consulting LLC. NICE stands out as the clear leader with a 41.3 percent market share for the first half of 2011 in the latest DMG report, “Quality Management/Liability Recording (Workforce Optimization) Product and Market Report 2011-2012.”

The report states that, “Due to NICE’s excellent and sustained performance in recent years, they are currently considered the contact center WFO leader…”

The report, which reviews the offerings of approximately 45 vendors worldwide who offer a suite of products including call recording and quality assurance, noted that NICE market share rose three percent from the first half of 2010.

“Being recognized as having the leading position for product and execution is particularly significant,” commented Benny Einhorn, Chief Marketing Officer at NICE. “We believe it reflects NICE’s in-depth understanding of our customers’ needs to impact every customer interaction for better business, as well as our ability to deliver superior solutions to meet those needs.”

”The Workforce Optimization market will remain strong for the next three years, with cloud-based WFO offerings on the rise,” said Donna Fluss, President of DMG Consulting. “The contact center segment of the WFO market showed a healthy growth rate of 7.9% between the first half of 2010 and 2011. NICE was the largest contributor to this growth.”

NICE offers a WFO contact center suite that contains 10 modules for full customer experience: recording, coaching, e-learning, performance management, surveying, speech analytics, workforce management, desktop analytics, text analytics and a WFO back-office suite.

“The ability to shape an interaction in real time is a key component in maximizing the value of customer interactions and driving improvement across the enterprise,” added Einhorn. “NICE enables an organization to be best prepared for that decisive moment with a suite of WFO solutions, including recently acquired closed-loop performance management and  Voice of Customer feedback solutions from Merced and Fizzback.”

About NICE
NICE (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635,ir@nice.com, ET
Anat Earon-Heilborn, +972 9 775-3798,ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Einhorn, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.